

Aspen and Westchester provide Manitoba update

Calgary, Alberta May 9, 2005 - Aspen Group Resources Corporation (TSX: ASR) and Westchester Resources Inc. (TSXV: WSR) today provided updates on their 50/50 Joint Venture (the Joint Venture) project in Manitoba. Two sites have been permitted and well-cost estimates have been prepared. The Joint Venture expects to secure a drilling rig by the end of May and begin drilling operations in June.

The initial 2 - well program will utilize horizontal drilling techniques to explore three target zones: the Middle Daly Member and the Cruickshank Crinoidal Member in the Lodgepole formation and the underlying Bakken formation. Horizontal drilling has been used successfully in these type structures to enhance production and recovery rates. The first well will be drilled at location 16-10-9-28W1M, followed by a well at 10-30-9-28W1M. The well locations are within an area that has established production.

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in North America. Aspen's shares trade on The Toronto Stock Exchange under the symbol "ASR".

Westchester's shares trade on the TSX Venture Exchange under the symbol "WSR".

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Aspen Group Resources Corporation **Westchester Resources Inc.**
Ali Mahdavi or Kevin O'Connor Kevin O'Connor
(877) 775-8734 (416) 962-3300
info@aspengroupresources.com
www.aspengroupresources.com